Filed Pursuant to Rule 433

Registration No. 333-284258

Issuer Free Writing Prospectus dated January 14, 2025

Relating to Preliminary Prospectus Supplement dated January 14, 2025

ADOBE INC.

Pricing Term Sheet

This term sheet (this “Pricing Term Sheet”) relates only to the securities described below and is qualified in its entirety by reference to the preliminary prospectus supplement, dated January 14, 2025, of Adobe Inc., including the documents incorporated by reference therein, and the accompanying prospectus dated January 13, 2025 (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This Pricing Term Sheet should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

4.750% Notes due 2028

4.950% Notes due 2030

5.300% Notes due 2035

Issuer:	Adobe Inc. (“Adobe”)

Principal Amounts:	$800,000,000 4.750% Notes due 2028 (the “2028 Notes”) $700,000,000 4.950% Notes due 2030 (the “2030 Notes”) $500,000,000 5.300% Notes due 2035 (the “2035 Notes”)

Maturity:	January 17, 2028 for the 2028 Notes January 17, 2030 for the 2030 Notes January 17, 2035 for the 2035 Notes

Coupon:	4.750% for the 2028 Notes 4.950% for the 2030 Notes 5.300% for the 2035 Notes

Price to Public:	99.947% of principal amount for the 2028 Notes 99.847% of principal amount for the 2030 Notes 99.724% of principal amount for the 2035 Notes

Interest Payment Dates:	January 17 and July 17, commencing July 17, 2025

Day Count Convention:	30/360

Proceeds (before expenses) to Adobe:	$1,991,425,000

Benchmark Treasury:	4.250% due January 15, 2028 for the 2028 Notes 4.375% due December 31, 2029 for the 2030 Notes 4.250% due November 15, 2034 for the 2035 Notes

Spread to Benchmark Treasury:	+30 basis points for the 2028 Notes +40 basis points for the 2030 Notes +55 basis points for the 2035 Notes

Yield to Maturity:	4.769% for the 2028 Notes 4.985% for the 2030 Notes 5.336% for the 2035 Notes

Benchmark Treasury Price and Yield:	99-12+; 4.469% for the 2028 Notes 99-02+; 4.585% for the 2030 Notes 95-26+; 4.786% for the 2035 Notes

Optional Redemption:

For the 2028 Notes, make-whole call at T+5 basis points. On or after the date that is 1 month prior to the maturity date, Adobe may redeem the 2028 Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption.

For the 2030 Notes, make-whole call at T+10 basis points. On or after the date that is 1 month prior to the maturity date, Adobe may redeem the 2030 Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption.

For the 2035 Notes, make-whole call at T+10 basis points. On or after the date that is 3 months prior to the maturity date, Adobe may redeem the 2035 Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption.

Trade Date:	January 14, 2025

Settlement Date:

January 17, 2025 (T+3)

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the delivery date may be required to specify an alternate settlement cycle at the time of trade to prevent a failed settlement and should consult their own advisors.

Denominations:	$2,000 and multiples of $1,000 thereafter

CUSIP/ISIN:	00724PAH2 / US00724PAH29 for the 2028 Notes 00724PAJ8 / US00724PAJ84 for the 2030 Notes 00724PAK5 / US00724PAK57 for the 2035 Notes

Ratings:*	Moody’s: A1 S&P: A+

Active Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. SG Americas Securities, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Passive Joint Book-Running Managers:	Goldman Sachs & Co. LLC TD Securities (USA) LLC Scotia Capital (USA) Inc.

Co-Managers:	Academy Securities, Inc. R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, BofA Securities, Inc. at (800) 294-1322, SG Americas Securities, LLC at (855) 881-2108, U.S. Bancorp Investments, Inc. at 877-558-2607 or Wells Fargo Securities, LLC toll-free at 800-645-3751.

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